UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On February 3, 2017, Auris Medical Holding AG (the “Company”) issued a press release announcing that it has added a third clinical-stage development program to its pipeline and is expanding into the field of vestibular disorders. Under the product code AM-125, the Company will develop betahistine dihydrochloride in a spray formulation for the intranasal treatment of Meniere’s disease and vestibular vertigo. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The company has also updated its product development pipeline. The following table summarizes the updated pipeline:

Dates of key milestones are indicative and subject to change.

The Company estimates that its operating expenses in 2017, including AM-125, will be in the range of CHF 28 to 32 million. The Company has based this estimate on assumptions that may prove to be incorrect.

Forward-looking Statements

This Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical's strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management's current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical's product candidates, the clinical utility of Auris Medical's product candidates, including the likelihood that the TACTT3 trial may not meet its endpoints, the timing or likelihood of regulatory filings and approvals, Auris Medical's intellectual property position and Auris Medical's financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical's capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical's Annual Report on Form 20-F, in Auris Medical's Report on Form 6-K filed on November 10, 2016 and in future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Anne Sabine Zoller
	Name:	Anne Sabine Zoller
	Title:	General Counsel

Date: February 3, 2017

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated February 3, 2017.